

Offering Statement

October 27, 2020



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NODE40, Inc.

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by NODE40, Inc., a Delaware corporation (**"NODE40"** or the "**Issuer**"). The Securities, in the form of NextSeed Simple Agreements for Future Equity ("**NextSeed SAFE**") at the price of $1.00 per unit in increments of $100 (each, a "**NextSeed SAFE Unit**" and together, the "**NextSeed SAFE Units**"), will be issued pursuant to, and will be governed by, a purchase agreement among the Issuer and the purchasers of the Securities (collectively with various ancillary documents, the "**PA**"). The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $200,000 to a maximum of $750,000 through the offer and sale of Securities on the Site (the "**Offering**").

This Regulation Crowdfunding investment involves risk, including without limitation those set forth under the caption "Risk Factors" in Section VI. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the Securities are subject to the terms and conditions of the Issuer's Second Amended and Restated Company Agreement, which provides that the investors may not be permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the PA and [Operating/Company Agreement]. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, including without limitation those set forth under the caption "**Risk Factors**" in Section VI, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

I.   6

II.   10

III.   11

IV.   13

V.   14

VI.   15

VII.   21

APPENDIX A Financial Statements with Review Report

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the PA.

The Securities being offered for sale by NODE40 on the Site are governed by the PA. Each PA is an agreement between an investor and NODE40, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein.

Issuer

Offering Amount	Regulation Crowdfunding ("Reg CF") minimum of $200,000 and maximum of $750,000
Offering Period	Until 11:59 PM of April 30, 2021 or earlier as described below.
Minimum Investment	$100
Securities	Series 2021 NextSeed SAFE Units
Price Per Unit	$1.00 per NextSeed SAFE Unit, up to $750,000 NextSeed SAFE Units
Valuation Cap	$5,000,000 post-money valuation
Discount	Series 2021 NextSeed SAFE Unit holders will receive a 20% discount on the price of equity securities sold in a subsequent equity financing.
Conversion	Each NextSeed SAFE Unit is convertible, upon the discretion of the Issuer, into NS Shadow Series units, which are identical to any capital securities sold in a subsequent equity financing event, as set out in the PA.
Distributions	If the Issuer pays a dividend or distribution on outstanding shares of equity securities (that is not payable in such equity securities) while the NextSeed SAFE Units are outstanding, the Issuer will pay the dividend or distribution amount to NextSeed SAFE Unit holders pro rata, in accordance with the PA. Otherwise, NextSeed SAFE Unit holders are not entitled to any dividends while the NextSeed SAFE Units are outstanding.
Consent Rights	Consent of a majority (over 50%) of the NextSeed SAFE Unit holders is required for any amendment, waiver or modification of any provision of the PA.
Ownership Interests	NextSeed SAFE Units are the rights to receive equity securities in the future during a subsequent equity financing event, and are not current equity interests in the company.

Closing and Escrow Process	Investors that have signed the PA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process).
	Once the minimum Offering Amount has been raised, and the Offering Period has ended, the committed investment amounts will be released from escrow upon NODE40's satisfaction of the conditions set forth in the PA, and the Offering will be deemed to have successfully closed (the "**Closing**") and the PA will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to NODE40 upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless NODE40 raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If NODE40 raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to the Offering	If NODE40 determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Assignment	Securities issued under Regulation CF may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other

	similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, pursuant to the Second Amended and Restated Company Agreement, the investors may not be permitted to assign the Securities without the Issuer's prior written consent.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities.
	From any distributions made by NODE40 to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such distribution to cover transaction and administrative costs.
Tax Considerations	NODE40 will be taxed as a corporation for U.S. federal income tax purposes. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances.
	See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the PA.
Governing Law	The NextSeed SAFE will be governed by the laws of the State of New York.
Investor Proxy Agreement	At the time of investment, each investor will be required to enter into an Investor Proxy Agreement whereby each investor will give NextSeed the right vote, elect, consent or otherwise direct the investor's interests with respect to the NextSeed SAFE Units and the subsequent shares of capital securities issued from a conversion event. See the Investor Proxy Agreement in Exhibit A of the PA for more details.

NODE40 certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II. DESCRIPTION OF BUSINESS AND CAPITALIZATION

Overview

The Issuer was formed as 89 Unlimited, LLC, a Delaware limited liability company, on October 24, 2018 and was converted to a Delaware corporation, NODE40, Inc. as of October 5, 2020. The founders have contributed around $1.1 million in capital since starting the company. The Issuer anticipates that the total cost needed for continued or expanded operations will be approximately $750,000. NODE40 is seeking to crowdfund an amount between the minimum of $200,000 and maximum of $750,000 through the Offering. The minimum of $200,000 will be for ongoing operations.

If NODE40 is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the cost to achieve company objectives. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Class A Common Stock	7,000,000	71%	All voting rights	N/A
Class B Non-Voting Common Stock	3,000,000	0%	None	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Perry Woodin	50%
Sean Ryan	50%

The principal shareholders identified herein are holders of common equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of equity interests may have certain voting rights under the operating agreement of the Issuer, the Securities are not equity securities and their terms are governed solely by the NextSeed SAFE. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
10/23/2020	Reg D 506(b) or Sec. 4(a)(2)	SAFE Agreement	$46,000	Working capital

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
Community Bank, National Association	$500,000	Variable rate of 1.750 percentage points over 1 month LIBOR	Monthly	Pay in full upon Lender's demand	Personally guaranteed by Sean Ryan and Perry Woodin

III. KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of NODE40 are listed below.

Name	Bio
Perry Woodin, CEO, *Inception - Present*	Perry first entered the cryptocurrency scene in late 2012. With an ever-expanding interest in the economics of trustless systems, he evaluated the numerous cryptocurrencies being released into the marketplace. In 2015 Perry and Sean Ryan brought stability to blockchain infrastructures by hosting incentivized second-tier nodes. By the end of their first year, the two founders recognized the need for a sophisticated platform that would focus on blockchain accounting and tax compliance as government oversight proliferated the industry. That was the genesis for the launch of NODE40 Balance in 2018. Perry's interest in blockchain technologies started with the financial incentives that digital currencies use to encourage network participation — from early Bitcoin mining to staking. Perry comes to blockchain business development with over 20 years of experience in architecting and managing web-based applications and services. He's a Trust Protector for the Dash DAO and sits on a number of advisory committees. Perry's past 3 years of experience include: - CEO of 89 Unlimited, LLC (now NODE40, Inc.)
Sean Ryan, CTO, *Inception - Present*	Prior to his entrance into the blockchain industry, Sean was a noted academic – with degrees in Computer Science as well as Information Science. He served as a lecturer whilst working in a myriad of engineering roles for the New York State government. Following 9/11, he was involved as a researcher in a DARPA-funded Naval Intelligence program, developing software for identifying terrorism-related patterns in written mediums. After leaving the public sector, Sean turned his efforts to the realm of private consulting, working with clients in everything from healthcare to information management. Sean's passion for cryptocurrencies and blockchain tech led him to co-found a blockchain infrastructure company with Perry Woodin in 2015. With Sean's deep understanding of blockchain and accounting, the pair pivoted to development of a sophisticated platform for investors, traders and CPAs that ensures compliance with the somewhat vague regulatory guidance on cryptocurrency taxation. Sean frequently writes for accounting and legal publications, and is often sought for his opinion by cryptocurrency news platforms. Sean was named 2019 20 Under 40, by CPA Practice Advisor. Sean's past 3 years of experience include: - CTO of 89 Unlimited, LLC (now NODE40, Inc.)

IV. USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$200,000	$750,000
Less: Offering Expenses[2]	Up to $14,000	Up to $52,500
Net Proceeds	At least $186,000	At least $697,500
Use of Proceeds	Working capital	Additional working capital for the expansion of our marketing campaign, business development operations & sales team, as well as infrastructure expansion to support more native blockchains.

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[2] NextSeed charges 7% percentage of the total Offering Amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer. In addition, NextSeed will receive a fee in connection with the Offering in the form of Securities having the same terms and rights as the Securities sold in the Offering.

V.   FINANCIAL STATEMENTS

Current Financial Statements (Reviewed)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect initial revenues and the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the review report by an independent third-party Certified Public Accountant.

Financial Forecast

To illustrate the earnings potential of NODE40, Inc., the Issuer is providing a summary of its 3-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

	2021	2022	2023
Retail Revenue	$519,000	$4,599,150	$13,729,778
B2B2C Revenue	$1,080,000	$7,140,000	$9,360,000
TOTAL REVENUE	$1,599,000	$11,739,150	$23,089,778
COST OF REVENUE	($440,817)	($1,087,700)	($1,265,300)
GROSS MARGIN	$1,158,183	$10,651,450	$21,824,478
OPERATING EXPENSES			
Salaries & Wages	($1,284,635)	($2,112,500)	($2,276,875)
Marketing & PR	($515,000)	($569,000)	($954,000)
Infrastructure	($30,000)	($48,000)	($72,000)
Software Licenses	($14,571)	($23,391)	($31,933)
Legal & Accounting & Insruance	($23,000)	($30,000)	($36,000)
Travel & Conference Expenses	($42,000)	($120,000)	($120,000)
Rent	($15,000)	($52,500)	($60,000)
TOTAL OPERATING EXPENSES	($1,924,206)	($2,955,391)	($3,550,808)
NET INCOME	($766,023)	$7,696,059	$18,273,670

VI.   RISK FACTORS

An investment in the NextSeed SAFE Units is speculative and illiquid and involves a high degree of risk. In making an investment decision, investors must rely on their own examination of NODE40 and the terms of the Offering, including the merits and risks involved. Prospective purchasers in the offering must carefully consider the following Risk Factors that relate to the NextSeed SAFE Units being sold in this offering before purchasing any NextSeed SAFE Units. The risks set forth below are not the only ones facing NODE40. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of the NextSeed SAFE Units could decline, and you could lose all or a substantial portion of the money that you pay for the NextSeed SAFE Units. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

There is no active trading market for our NextSeed SAFE Units and an active trading market is unlikely to develop.
NextSeed SAFE Units are highly illiquid securities, have no public market and are generally not transferable, which limits the value of the Units.

There is no assurance that we will be able to complete this round of financing.
We are authorized to accept purchases as they are made, subject to receiving the Minimum Investment Amount, and as a result can offer no assurance that we will be able to complete this round of financing in full. If we are unable to complete the financing in full, we will need to raise additional funds in the future through additional debt or equity financing, and there is no assurance that financing will be available or on terms favorable to investors as the Issuer's ability to raise such financing will depend on prevailing market conditions and the results of our business operations.

We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.
Although the Issuer plans to use the proceeds of this offering primarily to invest in production and marketing activities, it will not be restricted to such use and will have broad discretion in determining how the proceeds of this offering will be used. The Issuer's discretion is not limited by the uses set forth in any materials provided to investors. While the Issuer believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering.

Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our investors may not agree with the manner in which we choose to allocate and spend the net proceeds.

You should obtain independent tax and legal advice concerning this offering.
Each purchaser of our Units is urged to consult his, her or its own tax and legal advisors with respect to the particular tax and legal consequences of this offering. Neither the Issuer nor any member or any member's counsel has offered any tax or legal advice with respect to the investment.

Business Risks

We are an early-stage company with a limited operating history and we operate in a rapidly changing industry, which make it difficult to evaluate our current business and future prospects and may increase the risk of your investment. We began our operations in October 2018, and our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including challenges in accurate financial planning and forecasting and attracting a critical mass of customers. You should consider our business and prospects in light of the risks and difficulties we may encounter as an early-stage company.

The success of a business also depends on its brand perception. We take brand perception seriously and intend to reinforce and extend positive brand perception. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimate the popularity of the competition, we may not fully realize anticipated revenues.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing tax laws. Any failure to anticipate and respond to changing tax laws could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning the cryptocurrency industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of customers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks

The market for the cryptocurrency industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered and overall customer experience. The cryptocurrency industry is characterized by the continual introduction of new concepts and is subject to rapidly changing customer preferences and legal regulations. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the cryptocurrency industry. Any inability to compete successfully with competitors, shifts in customer preferences away from cryptocurrency or our inability to develop new products or services that appeal to customers may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors affecting discretionary customer spending, including general economic conditions, disposable customer income and customer confidence. We will cater to both business and retail customers. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Any shift in customer preferences away from the cryptocurrency industry could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales if we are forced to cease operations for an extended period of time.

Management Risks

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of our operations is labor. We compete with other employers in the market for qualified workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the cryptocurrency industry, including qualified engineers. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

Privacy Risks

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

Legal Risks

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from data privacy or other privacy disputes, regulatory uncertainty or operating issues stemming from our site or product. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from using NODE40 and by requiring us to incur significant costs in investigating and defending against these claims. We may also be impacted by industry trends in litigation, including class-action allegations brought under various customer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Information Technology Risks

We rely heavily on information systems, including but not limited to third-party providers and open-source software, point-of-sale processing, for payment of obligations, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability and unrelated third-party providers to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Changes to accounting rules or regulations may impact our future operating results.

Intellectual Property Risks

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and the unique customer experience of NODE40. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Regulatory Risks

Products and services offered by us or decentralized services, such as digital currencies, may be subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results, and the business may be negatively affected. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

We are subject to various federal, state and local regulations, including regulations related to the preparation and filing of our corporate tax forms, zoning and building codes, land use and employee, health and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. Compliance with additional regulations can become costly and affect operating results.

Tax Risks

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NextSeed SAFE and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither NODE40 nor NextSeed guarantees payments or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which NODE40 and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to NODE40, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than NODE40. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of NODE40's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to NODE40 for profits derived from such other such activities.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

NODE40 is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to NODE40, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Except as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
N/A			

Certain Tax Considerations

All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (as applicable) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Payment Processing Operations

Collection and payment of distributions to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate distributions on all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the PA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer may offer bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the PA and are not enforceable under the PA.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: https://www.node40.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial statements with review report

89 UNLIMITED, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

  Balance Sheets.. 2

  Statements of Operations and Changes in Members' Equity 3

  Statements of Cash Flows 4

 Notes to the Financial Statements 5-9





A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members of 89 Unlimited, LLC
Albany, New York

We have reviewed the accompanying consolidated financial statements of 89 Unlimited, LLC (a Delaware limited liability Company (n/k/a NODE40, Inc., a Delaware corporation) ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in member's equity, and cash flows for the period from October 24, 2018 (inception) to December 31, 2018, and the year ended December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses, and the financial statements disclose that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

December 21, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

89 UNLIMITED, LLC

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	As of December 31, 2019		As of December 31, 2018	
Assets				
Current assets				
Cash and cash equivalents	$	33,537	$	60,958
Accounts receivable, net		19,060		2,236
Prepaid expenses		-		8,280
Virtual currency, net		51,860		18,101
Total current assets		104,457		89,575
Total assets	$	104,457	$	89,575
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	43,773	$	65,524
Line of credit		500,000		-
Deferred Revenue		51,475		23,263
Total current liabilities		595,248		88,787
Total liabilities		595,248		88,787
Commitments and contingencies		-		-
Total members' equity		(490,791)		788
Total liabilities and members' equity	$	104,457	$	89,575

See independent accountants' review report and accompanying notes to the financial statements.

2

89 UNLIMITED, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2019 and the period from October 24, 2018 (inception) to December 31, 2018

(unaudited)

	Year ended December 31 2019	Period from October 24, 2018 through December 31, 2018
Revenue		
Sales, net	$ 171,944	$ 10,529
Total revenue	171,944	10,529
Operating expenses		
Payroll expenses	1,059,977	180,596
Professional fees	44,895	2,573
General and administrative	183,590	38,181
Advertising	15,452	7,387
Travel expense	7,721	4,195
Total operating expenses	1,311,635	232,932
Income (loss) from operations	(1,139,691)	(222,403)
Other income (expenses)		
Interest expense	(12,262)	-
Impairment of virtual currency	(101,764)	(4,569)
Total other income (expenses)	(114,026)	(4,569)
Net income (loss) before income taxes	(1,253,717)	(226,972)
Provision for income taxes	-	-
Net income (loss)	$ (1,253,717)	$ (226,972)
Changes in members' equity		
Beginning members' equity	$ 788	$ -
Capital contributions	762,138	227,760
Distributions to members	-	-
Net loss	(1,253,717)	(226,972)
Ending members' equity	$ (490,791)	$ 788

See independent accountants' review report and accompanying notes to the financial statements.

3

89 UNLIMITED, LLC

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2019 and the period from October 24, 2018 (inception) to December 31, 2018

(unaudited)

	Year ended December 31 2019	Period from October 24, 2018 through December 31, 2018
Cash flows from operating activities		
Net loss	$ (1,253,717)	$ (226,972)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Impairment of virtual curency	101,764	4,569
Changes in operating assets and liabilities:		
Accounts receivable	(16,824)	(2,236)
Virtual currency	(135,523)	(22,670)
Prepaid expenses and other current assets	8,280	(8,280)
Accounts payable & accrued expenses	(21,751)	65,524
Deferred revenue	28,212	23,263
Net cash used by operating activities	(1,289,559)	(166,802)
Cash flows from financing activities		
Proceeds from line of credit	500,000	-
Member contributions	762,138	227,760
Net cash provided by financing activities	1,262,138	227,760
Net decrease in cash and cash equivalents	(27,421)	60,958
Cash and cash equivalents, beginning	60,958	-
Cash and cash equivalents, ending	$ 33,537	$ 60,958
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	12,262	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

89 Unlimited, LLC ("the Company") was incorporated on October 24, 2018 under the laws of the State of Delaware and is headquartered in Albany, New York. The Company operates in the compliance industry for virtual currencies and tokens. During 2020, 89 Unlimited, LLC redomiciled and incorporated under the laws of the State of Delaware. At the time of redomicile, the Company also changed its name from 89 Unlimited, LLC to NODE40, Inc.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company generates revenues by providing various services, such as blockchain hosting and monitoring, on a service contract basis. The Company recognizes revenue when the services have been performed, typically on a monthly basis. The amounts received prior to performance obligations being satisfied are recorded as a deferred revenue until such time as the Company has fulfilled those obligations. For years ending December 31, 2019 and 2018 the Company recognized $171,944 and $10,529 in revenue, respectively. The Company also had unearned revenue in the amounts of $51,475 and $23,263 as of December 31, 2019 and 2018, respectively, all of which was earned during the subsequent years.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company has had no historical issues will collectability and has determined no allowance for uncollectible accounts was necessary.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses or allowances have been recognized as a result of these excess amounts.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $15,452 and $7,387 in advertising costs, respectively.

Virtual Currencies

The Company accepts payment in virtual currencies for its hosting and monitoring service, primarily Dash cryptocurrency, which is an open-source virtual currency that was derived from the Bitcoin protocol. Pursuant to industry guidance, virtual currencies are considered by the Company to be intangible assets and are recognized at the time of receipt at the initial quoted prices per unit, classified as current assets due to their liquid nature and continual transactional trading by the Company. The balances are further subject to impairment analysis at the end of each reporting period. As a result of depressed quoted prices, the Company recognized impairment of the virtual currencies in the amount of $101,764 and $4,569 during the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and in the State of New York. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In April 2020, FASB delayed the implementation of ASC 2016-02. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

The FASB has also issued various technical corrections and updates during 2019 and 2020, however no other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Risks and Uncertainties

The Company is subject to various risks including market risk, liquidity risk, and other risks related to its digital currency, including DASH crytocurrency. Digital currency is currently highly speculative and volatile.

There is currently no clearing house for digital currency, nor is there a central or major depository for the custody of digital currency. There is a risk that some or all of the Company's virtual currency could be lost or stolen. There can be no assurance that the Custodian will maintain adequate insurance or that such coverage will cover losses with respect to the Company's DASH securities. Further, transactions associated with digital currency are irrevocable. Stolen or incorrectly transferred digital currency may be irretrievable. As a result, any incorrectly executed digital currency transaction could adversely affect the Company's carrying amount of the virtual currencies.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2020 and in future years.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses since inception of approximately $1,480,689 and relies on members funding which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, its ability to commence profitable sales, and its ability to commence profitable sales of its services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

NOTE 4 – LINE OF CREDIT

During 2019, the Company entered into a working capital line of credit agreement for the amount maximum of $500,000 at an interest rate of 1.75 percentage points over the 1-month LIBOR. The original term of the line of credit was 12 months, however, was renewed by the lender, with a current maturity date of September 30, 2021. During the year ending December 31, 2019, the Company had an outstanding principal balance of $500,000 recorded as a short-term liability, as the full amount of principal is due upon lender's demand. Company shall begin interest payments on February 3, 2019 with all subsequent interest payments to be due on the same day of each month after that. In addition, the line will be fully secured by investment accounts of two members of the

Company.

The Company recognized interest expense of $12,262 and $0 during the years ended December 31, 2019 and 2018, respectively, associated with this line of credit.

NOTE 5 – MEMBERS' EQUITY

The Company's founding members contributed an aggregate $227,600 for an aggregate 100% ownership interest in the Company during the period ending December 31, 2018.

During the year ending December 31, 2019, founding members contributed a total of $762,138.

Subsequent to year end, the Company converted from an LLC to a Delaware corporation where the name of the limited liability company immediately prior to the filing of the conversion certificate is 89 Unlimited, LLC and the name of the corporation is NODE40, Inc. NODE40, Inc. filed articles of incorporation on October 2, 2020 with a total of 10M common stock authorized, 7M of Class A Common stock, $0.001 par value per share and 3M shares of Class B Non-Voting Common Stock, $.001 par value per share. Upon the conversion, the Company's two founding members exchanged 100% of their outstanding equity interests in the LLC for 2,500,000 shares of common stock each.

NOTE 6 –SUBSEQUENT EVENTS

Subsequent to year end, the Company converted from an LLC to a Delaware corporation where the name of the limited liability company immediately prior to the filing of the conversion certificate is 89 Unlimited, LLC and the name of the corporation is NODE40, Inc.

The Company's lender also agreed to an extension of maturity date on its revolving credit line through September 30, 2020.

Management has evaluated subsequent events through December 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those listed above.





INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

NODE40

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